Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

A summary of key messages to be incorporated into all Vanilla communications with Business customers ntl Business Customer key messages

1.	The agreement makes sound commercial sense and is positive news for customers
  We’ll be even better positioned to meet the future needs of our customers
  Will stimulate investment in new technology and innovation, and the development of new products and services for business customers
  The wider reach of our wholly-owned national network will enable us to offer an enhanced suite of products to business and wholesale customers across the UK
2.	It’s business as usual
  No change to your services
  We remain committed to offering our business customers a wide range of products and services. Ongoing programme of enhancing our business products and services continues
3.	We’ll keep you informed throughout the process
  We’re starting a regulatory process, updates will be available online at www.ntl.com
4.	Final stage in the consolidation of the cable industry: the start of a new era in telecoms
  The agreement combines the best of both companies into a single strong and unified business, heralding a comprehensive transformation of the sector

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.